EXHIBIT 99.1

Dolly Varden Silver Shareholders Approve Acquisition of Fury Gold

Mines’ Homestake Ridge Project at Special Meeting

VANCOUVER, Canada, February 22, 2022 -- Fury Gold Mines Limited (“Fury” or the “Company”) (TSX: FURY) (NYSE American: FURY) is please to announce that Dolly Varden Silver Corporation (“Dolly Varden”) (TSXV: DV) (OTC: DOLLF) shareholders have voted overwhelmingly (98.8%) in favour to approve i) the previously announced $50 million acquisition of Fury’s Homestake Ridge gold-silver project (the “Transaction”) (see news release dated December 6, 2021) and (ii) the resultant creation of a new “control person” of Dolly Varden, being Fury, at a special meeting of Dolly Varden shareholders held today.

“We are very pleased to see strong approval of the Transaction and are excited to move forward with Dolly Varden,” commented Tim Clark, CEO of Fury. “This shows significant support of the project from Dolly Varden management, Board and shareholders, one that will be instrumental in solidifying two key projects in the Kitsault Valley mineral deposit trend. We look forward to working with the Dolly Varden team and supporting their efforts at the Board level as they move forward in executing on their vision for a highly prospective region of BC’s Golden Triangle.”

Completion of the Transaction remains subject to a number of customary closing conditions, including the final approval of the TSX Venture Exchange (the “TSXV”). Assuming that all conditions to closing of the Transaction are satisfied or waived, the Transaction is expected to be completed on or about February 25, 2022.

Additional information regarding the terms of the Transaction, including a summary of the terms and conditions of the purchase agreement with respect to the Transaction, is set out in the information circular of Dolly Varden dated January 21, 2022, which is filed under Dolly Varden’s SEDAR profile at www.sedar.com.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

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Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”. Specific forward-looking information contained in this release primarily relates to statements that suggest that completion of the sale of the Homestake Ridge Project to Dolly Varden will complete on schedule or at all..

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). The Company’s descriptions of its projects using applicable CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Vice President, Investor Relations

Tel: (437) 500-2529

Email: info@furygoldmines.com

Website: www.furygoldmines.com

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